EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Akoustis Technologies, Inc. (formerly known as Danlax Corp.) on Amendment No. 1 to Form S-1, File No. 333-206186, of our report dated May 29, 2015, which includes an explanatory paragraph as to Akoustis Inc.’s ability to continue as a going concern, with respect to our audit of the financial statements of Akoustis, Inc. as of March 31, 2015 and for the period from May 12, 2014 (inception) through March 31, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

September 25, 2015